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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

INAMED CORPORATION
(Name of Subject Company)

INAMED CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

453235103
(CUSIP Number of Class of Securities)

Nicholas L. Teti
Chairman of the Board, President and Chief Executive Officer
Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111
(805) 683-6761
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Scott M. Stanton Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb Executive Vice President, Secretary and General Counsel Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111 (805) 683-6761

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Inamed Corporation, a Delaware corporation, with the Securities and Exchange Commission on December 5, 2005, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 6, 2005 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 13, 2005 (collectively, the "Statement"). The Statement relates to the tender offer by Banner Acquisition Corp., a wholly owned subsidiary of Allergan, Inc., to purchase all of the issued and outstanding shares of Inamed common stock for either (i) $84.00 per Share, in cash without interest or (ii) 0.8498 of a share of common stock of Allergan plus cash in respect of fractional shares, if any, upon the terms and subject to the conditions described in the Prospectus and the related Letter of Election and Transmittal. The Company is hereby amending only those sections of the Statement identified in this amendment and only to the extent noted in each section. All other sections of the Statement remain unchanged. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Statement, as previously amended.

Item 4: The Solicitation or Recommendation.

        The last paragraph of "Item 4: The Solicitation or Recommendation—Solicitation and Recommendation—Background" is hereby amended and supplemented by the addition of the following new paragraphs.

        On December 14, 2005, Inamed's Board of Directors unanimously approved the Allergan Merger Agreement, which was previously executed and delivered by Allergan on December 6, 2005. However, Inamed has not yet signed the Allergan Merger Agreement. Inamed issued a press release announcing the approval on December 15, 2005. A copy of the press release is attached hereto as Exhibit (a)(2)(E). The approval was conducted in accordance with the terms of the irrevocable offer letter delivered to Inamed by Allergan on December 6, 2005.

        Since December 6, 2005, Inamed has taken the steps required to comply with the terms of the irrevocable offer letter, including the provision of due diligence information regarding Juvederm and the delivery of disclosure schedules to the Allergan Merger Agreement. Under the irrevocable offer letter, Inamed has the ability to sign the previously negotiated and disclosed Allergan Merger Agreement upon receipt of notice from Allergan that Allergan is satisfied with its limited due diligence investigation of Juvederm and Inamed's definitive disclosure schedules to the Allergan Merger Agreement.

Item 9: Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference).
(a)(1)(B)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).
(a)(1)(D)	Form of Letter to Clients (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).
(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).
(a)(2)(A)	Letter to stockholders from Nicholas L. Teti, Chairman of the Board, President and Chief Executive Officer of Inamed Corporation dated December 6, 2005 (filed as Exhibit (a)(2)(A) to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005).
(a)(2)(B)	Press Release issued by Inamed Corporation on December 6, 2005 (filed as Exhibit (a)(2)(B) to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005).
(a)(2)(C)	Press Release issued by Inamed Corporation on December 13, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 13, 2005).
(a)(2)(D)	Press Release issued by Inamed Corporation on December 13, 2005 (filed as Exhibit (a)(2)(D) to Amendment No. 2 to the Schedule 14D-9 filed on December 13, 2005).
(a)(2)(E)	Press Release issued by Inamed Corporation on December 15, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 15, 2005).
(a)(4)	Prospectus regarding the offer and sale of the Allergan Common Stock to be issued in the Offer, as amended (filed as Exhibit (a)(4)(A) to Amendment No. 1 to the Schedule TO and incorporated herein by reference).
(a)(5)(A)	Opinion of JP Morgan, dated December 6, 2005 (included as Annex A to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005).
(a)(5)(B)	Joint Proxy Statement/Prospectus with respect to the Medicis Merger (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(a)(5)(C)	Proxy Statement with respect to Inamed Corporation's 2005 Annual Meeting of Stockholders, pages 12 through 19 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(a)(5)(D)	Agreement and Plan of Merger by and among Banner Acquisition Corp., Allergan, Inc. and Inamed Corporation, executed by Banner Acquisition Corp. and Allergan, Inc. only (filed as Exhibit (a)(5)(D) to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005)
(a)(5)(E)	Irrevocable Offer Letter dated December 6, 2005 (filed as Exhibit (a)(2)(A) to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005).
(a)(5)(F)	Merger Termination Agreement, dated as of December 13, 2005, by and among Medicis Pharmaceutical Corporation, a Delaware corporation, Masterpiece Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent, and Inamed Corporation (filed as Exhibit 10.63 to the Form 8-K filed on December 13, 2005.
(e)(1)	Mutual Non-Disclosure Agreement, dated as of November 16, 2005, between Inamed Corporation and Parent (incorporated herein by reference to Inamed Corporation's Schedule 14D-9 filed with the SEC on December 5, 2005).

(e)(2)	Joint Proxy Statement/Prospectus with respect to the Medicis Merger, pages 105 through 110 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(e)(3)	Employment Agreement by and between Inamed Corporation and Robert Vaters, dated January 21, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2003).
(e)(4)	Amended and Restated Employment Agreement, dated as of October 18, 2004 by and between Inamed Corporation and Nicholas L. Teti (incorporated herein by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on November 4, 2004).
(e)(5)	Employment Agreement by and between Inamed Corporation and Joseph A. Newcomb, dated August 1, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003).
(e)(6)	Employment Agreement by and between Inamed Corporation and Hani Zeini, dated September 10, 2001 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(7)	Change in Control Agreement by and between Inamed Corporation and Hani Zeini, dated April 18, 2002 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(8)	Employment Agreement by and between Inamed Corporation and Vicente Trelles, effective January 21, 2003 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(g)	Inapplicable

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INAMED CORPORATION
/s/ NICHOLAS L. TETI
Name:	Nicholas L. Teti
Title:	Chief Executive Officer

Date: December 15, 2005

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SIGNATURE